UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: June 5, 2007                         /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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June 5, 2007                                   TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M


                   CENTRASIA BEGINS DRILLING AND MOBILIZES TWO
                   ADDITIONAL DRILL RIGS TO BULAKSHU PROPERTY

                   UPDATE ON NICKEL/COPPER DEPOSIT ACQUSITION



VANCOUVER, B.C., - Centrasia Mining Corp. ("Centrasia") announces it has commenced drilling at the Severny Porphyry Copper Gold prospect on its 100% owned Bulakashu Project in northern Kyrgyzstan. Two additional diamond drill rigs are on the way to the property and will replace the existing drill rig over the next two weeks. In December of 2006, the first drill hole ever completed at Severny, intersected a broad zone of gold mineralization which returned 1.15 g/t Au and anomalous copper mineralization over 50.5 metres (See January 29, 2007 Press Release). As a result of favourable drill and trenching results, Centrasia has expanded its drill program from the originally proposed 1000 metre program initiated last winter, to 6000 metres. The bulk of this program will be completed at Severny. Several drill holes will be completed at the Karabulak Prospect.

At Severny, drill hole SV06-01, was collared approximately 360 metres east of a trench along a drill road completed in the Fall of 2006. The trench a exposed a broad area of silicified andesite, from which a continuous sequence of chip samples returned 2.27 g/t Au over 48 metres (See October 23, 2006 Press
Release). The altered andesite encountered in the trench is similar in appearance to the altered andesite intersected in hole SV06-01. Centrasia has contracted EDCO Drilling, a wholly owned subsidiary of TVI Pacific Inc., to provide two core rigs to conduct the drill program and upgrade the exploration camp at Bulakashu. The local drill contractor that completed the single drill hole in the fall of 2006 at Severny will complete their contractual obligation and then be replaced by EDCO over the next two weeks.

Douglas Turnbull, the company's President and C.E.O. states, "While we are in the early stages of our exploration program at Severny, the results to date have all of the positive indicators that we may have a low grade, bulk tonnage gold target sitting at surface. We still believe the gold mineralization at surface is possibly related to a deeper zone of copper-gold mineralization. Not only will our drilling this year define the extent of the gold mineralization, but also the possibility of a deeper copper-gold target".

NICKEL/COPPER DEPOSIT ACQUISITION UPDATE

Centrasia recently received an update on the status of the NI43-101 technical report that is being completed by SRK Consultants ("SRK"). The technical report is one of the items that will be required to finalize Centrasia's recently announced acquisition of a bulk tonnage Nickel-Copper Sulphide Deposit ("the


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                                      -2-



Deposit") in northwestern Russia (See May 14, 2007 Press Release). SRK anticipates the first full draft of the technical report will be available for review by mid June. Centrasia's senior operations management based in Kyrgyzstan and Kazakhstan will be visiting the project this week to meet with the current exploration team that has been working on the deposit for the past two years. Centrasia will be retaining the current exploration staff and supplementing them with senior project management from our Central Asia offices.

Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101. Mr. Tafuri has reviewed the technical information presented in this news release.

Centrasia's headquarters is in Vancouver, Canada, with exploration offices in Bishkek, Kyrgyzstan and Almaty, Kazakhstan. The company is actively engaged in the exploration and acquisition of precious and base metal projects in Central Asia, Russia and Eastern Europe. Centrasia is listed for trading on the TSX Venture Exchange under the symbol "CTM", on the Frankfurt Stock Exchange under the symbol "C8M" and on the OTCBB under the symbol "CTMHF".

To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.

/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.